Exhibit 12

PEPSIAMERICAS, INC. STATEMENT OF CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (in millions, except ratios)

	Fiscal Years

	2002		2001		2000		1999		1998

Earnings:
Income from continuing operations before taxes and minority interest	$220.2		$173.9		$141.1		$71.6		$152.2
Fixed charges	86.5		99.8		91.7		73.5		51.5

Earnings as adjusted	$306.7		$273.7		$232.8		$145.1		$203.7

Fixed charges:
Interest expense	$77.1		$92.6		$85.8		$67.1		$46.4
Portion of rents representative of interest factor	9.4		7.2		5.9		6.4		5.1

Total fixed charges	$86.5		$99.8		$91.7		$73.5		$51.5

Ratio of earnings to fixed charges*	3.5	x	2.7	x	2.5	x	2.0	x	4.0	x

*	PepsiAmericas, Inc. recorded special charges totaling $2.6 million in 2002. Excluding these special charges, the ratio of earnings to fixed charges for 2002 would have been 3.6x.

In the fourth quarter of 2001, PepsiAmericas, Inc. recorded special charges totaling $9.2 million. Additionally, the Company recorded a gain on pension curtailment of $8.9 million in the first quarter of 2001, as well as a special charge of $4.6 million. Excluding these special charges and credits, the ratio of earnings to fixed charges for 2001 would have been 2.8x.

PepsiAmericas, Inc. recorded a special charge of $21.7 million during 2000. Excluding this charge, the ratio of earnings to fixed charges for 2000 would have been 2.8x.

PepsiAmericas, Inc. recorded special charges of $27.9 million during 1999, as well as a $56.3 million pretax charge to reduce the book value of non-operating real estate. In addition, PepsiAmericas, Inc. recorded a $13.3 million pretax gain on the sale of operations in Marion, Virginia; Princeton, West Virginia; and the St. Petersburg area of Russia. Excluding these charges and credits, the ratio of earnings to fixed charges for 1999 would have been 2.9x.

Intercompany interest income from Hussmann and Midas was $1.6 million, $23.1 million and $23.7 million in 1998, 1997 and 1996, respectively. Such amounts are included in income from continuing operations before taxes. If this intercompany interest income had reduced interest expense, thereby reducing fixed charges and earnings as adjusted, the ratio of earnings to fixed charges for 1998, 1997 and 1996 would have been 4.1x, 2.3x and 3.5x, respectively.

PepsiAmericas, Inc. also recorded special charges of $49.3 million during 1997. Excluding these special charges, the 1997 ratio of earnings to fixed charges would have been 2.6x. Additionally, if the fixed charges for 1997 were adjusted for the intercompany interest income noted above, the ratio of earnings to fixed charges would have been 3.3x.